UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF SUMITOMO MITSUI FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-276219) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.
By:	/s/ Kunihito Takaichi
	Name:	Kunihito Takaichi
	Title:	Executive Officer & General Manager, Financial Accounting Dept.

Date: July 6, 2026

Material Contained in this Report:

1. Extraordinary Report filed by the registrant with the Director of the Kanto Local Finance Bureau on July 6, 2026.

(Translation)

Extraordinary Report Filing in relation to Issuance of New Shares under the Stock Compensation Plans

Sumitomo Mitsui Financial Group, Inc. (“SMFG”, President and Group CEO: Toru Nakashima) announced today that the President and Group CEO, under authority delegated by the Board of Directors, determined to issue new shares of common stock as stock compensation in the form of restricted stock, and filed an extraordinary report pursuant to Article 24-5, Paragraph 4 of the Financial Instruments and Exchange Act and Article 19, Paragraph 2, Item 2-2 of the Cabinet Office Ordinance on the Disclosure of Corporate Affairs, etc. Details of the extraordinary report are as follows.

1.	Reason for Filing

SMFG announced that, pursuant to its restricted stock compensation plan (the “Plan”), the Board of Directors of SMFG resolved at its meeting held on June 26, 2026 to issue shares of common stock of SMFG (the “Issuance of Shares”) pursuant to the resolution. Based on the resolution, on July 6, 2026, SMFG determined to issue new shares and, as such, SMFG hereby files this extraordinary report in accordance with Article 24-5, Paragraph 4 of the Financial Instruments and Exchange Act and Article 19, Paragraph 2, Item 2-2 of Cabinet Office Ordinance on the Disclosure of Corporate Affairs, etc.

2.	Contents of Report
1)	Name of Shares

Sumitomo Mitsui Financial Group, Inc. Common Stock

2)	Number of Issued Shares

1,645,353 shares

3)	Issue Price and Amount to Be Incorporated into Stated Capital

Issue Price: ¥ 6,672

Amount to Be Incorporated into Stated Capital: ¥ 3,336

*

The issue price is the amount to be paid in under the Companies Act in connection with the Issuance of Shares, and the amount to be incorporated into stated capital is the amount of stated capital to be increased under the Companies Act in connection with the Issuance of Shares.

4)	Total Issue Price and Total Amount to Be Incorporated into Stated Capital

Total Issue Price: ¥ 10,977,795,216

Total Amount to Be Incorporated into Stated Capital: ¥ 5,488,897,608

*

The total amount to be incorporated into stated capital is the total amount of stated capital to be increased under the Companies Act in connection with the Issuance of Shares. The total amount of increase in capital reserve is ¥ 5,488,897,608.

5)	Details of the Shares

SMFG common stock

SMFG common stock is voting stock and is SMFG’s standard stock with no restrictions on rights. The number of shares constituting one unit of share is 100.

6)	Number and Breakdown of Persons Solicited in Offers to Purchase

Other Parties	Number of Persons	Number of Issued Shares	Payment Amount	Details

SMFG Directors	13	77,273 shares	¥ 515,565,456	Monetary Compensation Plan (Plan I: for the period of FY2026 to FY2028) (Plan II: for the period of FY2026) (Plan (Bonus): for the period of FY2025)

SMFG Corporate Executive Officers	13	76,879 shares	¥ 512,936,688	Monetary Compensation Plan (Plan I: for the period of FY2026 to FY2028) (Plan III: for the period of FY2026) (Plan (Bonus): for the period of FY2025)

SMFG Executive Officers, etc.	54	185,915 shares	¥ 1,240,424,880	(same as above)

Directors of SMFG Subsidiaries	43	190,518 shares	¥ 1,271,136,096	Monetary Compensation Plan (Plan I: for the period of FY2026 to FY2028) (Plan II: for the period of FY2026) (Plan III: for the period of FY2026) (Plan (Bonus): for the period of FY2025)

Executive Officers of SMFG Subsidiaries, etc.	271	1,114,768 shares	¥ 7,437,732,096	Monetary Compensation Plan (Plan I: for the period of FY2026 to FY2028) (Plan III: for the period of FY2026) (Plan (Bonus): for the period of FY2025)

7)

When the Person Solicited is a Director, Accounting Advisor, Executive Officer, Company Auditor, or Employee of a Company which is Prescribed as a Company Relating to a Reporting Company in Article 2, Paragraph 1 of the Cabinet Office Ordinance on the Disclosure of Corporate Affairs, Etc., the Relationship between the Relevant Company and the Reporting Company

SMFG wholly owns the relevant company.

8)	Content of the Agreement between the Person Solicited and the Reporting Company

[Content of the Plan]

Under the Plan, SMFG and SMFG’s subsidiaries will award restricted stock to eligible executives. The Plan consists of Stock Compensation I (medium-term performance incentives), Stock Compensation II (non-performance-based compensation for Outside Directors of SMFG and Sumitomo Mitsui Banking Corporation, SMFG’s full-time Audit Committee Members, and Sumitomo Mitsui Banking Corporation’s full-time Audit and Supervisory Committee Members), and Stock Compensation III (promotion reward). Although Stock Compensation (Bonus), determined based on annual performance, etc., is not provided for under the Plan as revised following certain amendments in FY2026, this Issuance of Shares includes Stock Compensation (Bonus) under the Plan prior to such amendments. SMFG will enter into Allotment Agreements for each category of stock compensation. The Allotment Agreements and the Regulations on Stock Compensation Plans stipulate i) the period during which disposals of the allotted shares are restricted in any manner, including the transfer of ownership or granting of security interest (the “Period”), ii) the conditions for releasing transfer restrictions as determined by the SMFG Compensation Committee, such as performance conditions (the “Release Conditions”), and iii) the conditions for SMFG acquiring all or part of the allotted shares at nil cost (the “Acquisition Conditions”), etc. Thus, SMFG’s common stock subject to this extraordinary report falls under the category of specified restricted transferable stock as stipulated in Article 54, Paragraph 1 of the Corporation Tax Act and Article 84, Paragraph 1 of the Order for Enforcement of the Income Tax Act.

The Issuance of Shares will be made through a contribution in kind of monetary compensation claims totaling ¥ 10,977,795,216 to be provided by SMFG or its wholly owned subsidiaries to the eligible executives as the allocation for the amount to be paid in for the restricted stock under the Plan.

a.	The Period

Plan I	●	From July 24, 2026 to July 23, 2029 (3 years)

Plan II	●

From July 24, 2026 until the later of the time when the eligible executive leaves the relevant position and the time when SMFG’s annual securities report for the fiscal year including the allotment date (or semiannual report for such fiscal year if the allotment date is within six months after the beginning of such fiscal year) is filed.

Plan III	●	From July 24, 2026 to July 23, 2056 (30 years)

Plan (Bonus)	●	One third of the allotted shares (a fraction of less than one share to be rounded down); July 24, 2026 to July 23, 2027 (1 year)

	●	One third of the allotted shares (a fraction of less than one share to be rounded down); July 24, 2026 to July 23, 2028 (2 years)

	●	The remaining allotted shares; July 24, 2026 to July 23, 2029 (3 years)

b.	Release Conditions

Plan I	●	Upon expiry of the Period.

●

Number of shares to be released shall be determined based on the evaluation by the SMFG Compensation Committee, which shall review the 3-year progress of the Medium-term Management Plan starting from FY2026.

●

In case the Executive leaves the position during the Period, the number of shares to be released shall be adjusted according to his/her tenure and the restriction shall be released upon expiry of the Period. However, in the event of the Executive’s death, the restriction shall be released on the date determined by SMFG upon consultation with the heir(s) or their representative without waiting for expiry of the Period.

Plan II	●	When the first business day of the month following the month in which the final day of the Period falls arrives.

●

In case the Executive leaves the position during the Period, the number of shares to be released shall be adjusted according to his/her tenure and the restriction shall be released on the first business day of the month following the month in which the final day of the Period falls.

●

Notwithstanding the above, if the Executive leaves the position due to expiration of term or any other legitimate reason, the restriction shall be released for all shares allotted based on such position on the first business day of the month following the month in which the final day of the Period falls.

●

However, in the event of the Executive’s death, the restriction shall be released on the date determined by SMFG upon consultation with the heir(s) or their representative without waiting for expiry of the Period.

Plan III	●	When the first business day of the month following the month in which the final day of the Period falls arrives.

●

However, in case the Executive leaves the position during the Period due to expiration of term or any other legitimate reason, the restriction shall be released on the first business day of the month following the month in which the Executive leaves the position.

●

However, in the event of the Executive’s death, the restriction shall be released on the date determined by SMFG upon consultation with the heir(s) or their representative without waiting for expiry of the Period.

Plan (Bonus)	●	Upon expiry of the Period. However, in the event of the Executive’s death, the restriction shall be released without waiting for expiry of the Period.

c.	Acquisition of the Allotted Shares at Nil Cost

SMFG will acquire from the eligible executives at nil cost any allotted shares that, even upon expiry of the Period, are not subject to the release of transfer restrictions. In addition, in case SMFG exercises malus provisions with respect to Stock Compensation (excluding Stock Compensation II) in accordance with a resolution of the Compensation Committee, SMFG may acquire shares from the eligible executives at nil cost.

d.	Control of Stock

The eligible executives shall open dedicated accounts with SMBC Nikko Securities Inc. in a manner defined by SMFG in order to register and maintain records and shall retain the allotted restricted shares with such accounts until transfer restrictions are released.

e.	Reorganizations, etc.

In case SMFG’s General Meeting of Shareholders (or Board of Directors meeting, unless approval at the General Meeting of Shareholders is required) approves a merger agreement under which SMFG becomes a dissolving company, a share exchange agreement or share transfer plan under which SMFG becomes a wholly owned subsidiary, or other proposals relating to reorganization, etc., the transfer restrictions on the number of shares reasonably calculated pursuant to a resolution of the Compensation Committee shall be released immediately before the commencement of the business day preceding the day on which such reorganization becomes effective.

9)	Methods for Segregating the Allotted Shares from Shares Not Subject to Restrictions on Transfer

In order to ensure that the allotted shares may not be transferred, pledged, collateralized, gifted before death, bequeathed or otherwise disposed of during the Period, the allotted shares shall be managed during the Period in dedicated accounts opened with SMBC Nikko Securities Inc. by the eligible executives, separately from other shares not subject to restrictions on transfer, and even if an eligible executive makes a request, any transfer of the allotted shares managed in such dedicated account will be restricted. In order to ensure the effectiveness of the restrictions on transfer of the allotted shares, SMFG and SMBC Nikko Securities Inc. have entered into an agreement for the management of the accounts for the allotted shares held by the eligible executives. In addition, the eligible executives are deemed to have agreed to the details of the management of such dedicated accounts.

10)	Payment Date for the Allotted Shares

July 24, 2026

11)	Name and Address of Book-Entry Transfer Institution

Name: Japan Securities Depository Center, Inc.

Address: 7-1, Nihonbashi, Kabuto-cho, Chuo-ku, Tokyo

End